125 Broad Street New York, New York 10004-2498
Telephone: 1-212-558-4000 Facsimile: 1-212-558-3588 WWW.SULLCROM.COM	los angeles • Palo Alto • washington, D.C. Brussels • Frankfurt • london • paris Beijing • Hong Kong • Tokyo Melbourne • Sydney

October 2, 2020

Via EDGAR

Sergio Chinos,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Responses to Comments on the Preliminary Proxy Statement
on Schedule 14A filed by DiamondPeak Holdings Corp.
on August 24, 2020 (File No. 001-38821)

Dear Mr. Chinos:

On behalf of DiamondPeak Holdings Corp. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on September 21, 2020 (the “Proxy Statement”) contained in the Staff’s letter dated October 1, 2020 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. For your convenience, we have set out the text of each of the comments from the Comment Letter in bold text followed by our response.

In connection with this letter, we intend to file an amendment to the Proxy Statement (“Amendment No. 2”) on the date hereof. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in the Proxy Statement.

General

1.	We note that Section 9.p of your subscription agreement, filed as Annex B to the proxy statement, contains a provision stating that "each party hereby waives its respective rights to a trial by jury of any claim or cause of action based upon or arising out or related to this subscription agreement..." Please amend your filing to clearly disclose whether this provision applies to federal securities law claims, and amend your risk factor disclosure accordingly. In addition, please provide a discussion describing the main aspects of this provision, the risks of the provision or other impacts on shareholders, any uncertainty about enforceability, and whether or not the provision applies to purchasers in secondary transactions. If this provision is not intended to apply to federal securities law claims, please amend your subscription agreement to state the same, or tell us how you will inform future investors of this limitation.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement on pages 59, 60 and 121 of Amendment No. 2 to include additional disclosure in response to the Staff’s comment.

Securities and Exchange Commission October 2, 2020

Legal Proceedings, page 155

2.	We note that on August 31, 2020, an action captioned Di Donato v. DiamondPeak Holdings Corp., et al. was filed in the Supreme Court of the State of New York, County of New York, against DiamondPeak and DiamondPeak's board of directors on behalf of a putative class of DiamondPeak stockholders and DiamondPeak believes that the claims otherwise lack merit. Please tell us and revise to disclose whether there is a reasonable possibility a loss may be incurred, and if possible, provide a range for that loss. If you are not able to make/provide such estimate, please indicate the amount of money damages and attorney's and expert fees and expenses sought, in order for investors to better understand the company's exposure. Also, please revise accordingly all relevant sections of the filing and continue to provide updates in future filings. We may have further comment upon reviewing your response.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement on pages 31, 71, 124 and 125 of Amendment No. 2 to include the additional information requested with respect to the lawsuit.

*   *   *

We hope that the foregoing, and the revisions to the Proxy Statement, have been responsive to the Staff’s comment. Please direct any questions or comments regarding this letter to me at (212) 558-4682 or croftons@sullcrom.com.

Securities and Exchange Commission October 2, 2020

Very truly yours,

/s/ Scott B. Crofton
Scott B. Crofton

cc:	Erin Purnell
(Securities and Exchange Commission)

David Hamamoto
(DiamondPeak Holdings Corp.)

Robert W. Downes
(Sullivan & Cromwell LLP)

Thomas V. Canepa
(Lordstown Motors Corp.)

Melissa Leonard
John J. Harrington
(Baker & Hostetler LLP)